UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Executive Management Changes
Regulated Information
March 13, 2014 – 7:00 a.m. CET

DELHAIZE GROUP ANNOUNCES CHANGES IN EXECUTIVE COMMITTEE

Nicolas Hollanders to leave as EVP, Human Resources, Sustainability, and IT of Delhaize Group

Marc Croonen appointed as new Chief Human Resources Officer for Delhaize Group

Dirk Van den Berghe, CEO of Delhaize Belgium and Luxembourg, appointed to Delhaize Group Executive Committee

BRUSSELS, BELGIUM, March 13, 2014 – Delhaize Group (Euronext, Brussels: DELB, NYSE: DEG), the Belgian international food retailer, is pleased to announce today the appointment of Marc Croonen as Chief Human Resources Officer (CHRO) of Delhaize Group. Mr. Croonen, formerly Human Resources Director of International Paper for Europe, Middle East, and Africa, will also become a member of the Delhaize Group Executive Committee. He will start effective May 1, 2014 and lead the Group’s HR, Sustainability, and Internal Communications functions, succeeding Nicolas Hollanders who is leaving the company. The IT functions that had been reporting to Mr. Hollanders will now report to Pierre Bouchut, the Group CFO.

“I want to thank Nicolas for his significant contributions to Delhaize Group over the last seven years and especially for his help with my recent transition into the Group,” said Frans Muller, President and CEO of Delhaize Group. “He has provided me with strong support during these past five months and I wish him well in his entrepreneurial endeavor.”

“I am very pleased to have Marc join my team,” said Mr. Muller, “as he brings deep experience across the range of HR disciplines, an international perspective, and a passion for organizational excellence. I am looking forward to working with him.”

Mr. Croonen comes to Delhaize Group with more than 25 years of experience leading human resources functions in large multinational companies. Prior to International Paper, Mr. Croonen was the Chief HR Officer of Dexia. He also held senior HR leadership roles at AB InBev, Danone, and Volkswagen and is a graduate of the Catholic University of Leuven with a Masters in Psychology of Organization and Work.

The Group is also pleased to announce the appointment of Dirk Van den Berghe, CEO of Delhaize Belgium and Luxembourg, to the Delhaize Group Executive Committee.

“I look forward to having Dirk join the Executive Committee,” said Mr. Muller. “He brings sound operational knowledge and keen strategic thinking that will help the Group in achieving its full potential.”

Mr. Van den Berghe has been CEO of Delhaize Belgium and Luxembourg for two years and has been with the Group for 15 years. He has held several roles at Delhaize Group, including leading operations in Eastern Europe (Delvita & Mega Image) and Asia (Super Indo), leading strategy for the Group, and running procurement, quality and supply chain for Delhaize Belgium and Luxembourg immediately prior to becoming its CEO.

»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in nine countries on three continents. At the end of 2013, Delhaize Group’s sales network consisted of 3 534 stores. In 2013, Delhaize Group posted €21.1 billion ($28.0 billion) in revenues and €179 million ($237 million) in net profit (Group share). At the end of 2013, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, when the sale of Sweetbay, Harveys and Reid´s to Bi-Lo Holdings is expected to be completed; the financial flexibility that will result from the sale; the ultimate value of the transaction to Delhaize Group after working capital adjustments, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and (underlying) operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, conditions to closing the sale of Sweetbay, Harveys and Reid´s to Bi-Lo Holdings, including regulatory approvals; changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 19, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President